

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2023

Yanfei Tang
Chief Executive Officer and Chief Financial Officer
ZZLL Information Technology, Inc.
Unit 1504, 15/F., Carnival Commercial Building
18 Java Road, North Point Hong Kong

> Re: **ZZLL Information Technology, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed April 15, 2022**
> **File No. 000-52779**

Dear Yanfei Tang:

We issued comments to you on the above captioned filing on November 29, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 15, 2023.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Patrick Kuhn at (202) 551-3308 or Theresa Brillant at (202) 551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services